UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Cagle’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

127703-10-6

(CUSIP Number)

Bland Byrne, 3340 Peachtree Rd. NE, Suite 1460, Atlanta, GA 30326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127703-10-6

1.	Names of Reporting Persons James David Cagle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,714

	8.	Shared Voting Power 1,191,104

	9.	Sole Dispositive Power 307,714

	10.	Shared Dispositive Power 1,191,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,498,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.
This Statement relates to Class A Common Stock of Cagle’s, Inc., whose address is 1385 Collier Road, N.W., Atlanta, Georgia 30318.

Item 2.	Identity and Background.

This Statement is filed on behalf of James David Cagle, a U.S. citizen whose business address is 1385 Collier Road, N.W., Atlanta, Georgia  30318.  Mr. Cagle’s primary occupation is Vice President of the issuer, Cagle’s, Inc., an integrated poultry processor.  During the past five years, Mr. Cagle has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

(i)  On September 8, 2009, Cagle Family Holdings LLC (the “LLC”), a Georgia limited liability company of which Mr.  Cagle is a manager, received the following shares of Cagle’s, Inc. in return for a like number of units in the LLC:

938,375 shares from a trust established under the will of George L.  Cagle

The transfer was a contribution to the capital of the LLC, and no other funds or consideration were involved.

(ii)  Also on September 8, 2009, the trustee of the above trust transferred the units in the LLC, which were received by the trust pursuant to the above transfer, to the beneficiaries of the trust.  No consideration was involved.  226,871 units so transferred were transferred to James David Cagle as custodian for his minor child.

(iii)  Also on September 8, 2009, 118,898 units in the LLC which Mr.  Cagle held as custodian for his adult children were transferred into the names of the children, who had reached the age of majority.  No consideration was involved.

Item 4.	Purpose of Transaction.

(i)  The Shares were transferred to the LLC with a two-fold purpose: first, to insure management continuity and orderly succession of management at Cagle’s, Inc., and second, to facilitate family estate planning and inter-generational transfers.

(ii)  The units in the LLC were transferred by the trust in order to comply with the dispositive provisions of the trust.

(iii)  The units in the LLC transferred into the names of Mr.  Cagle’s children involved merely a name change to comply with state law, due to the age of the children.

Mr. Cagle plans to hold his personal Shares and units in the LLC for his own personal benefit and for the benefit of his heirs.

Item 5.	Interest in Securities of the Issuer.

Mr. Cagle now owns 307,714 shares personally, and shares in control of the 1,191,104 shares owned by the LLC, for a total beneficial ownership of 1,498,818 shares, which equals 32.5 % of the class of stock identified in Item 1.  Mr. Cagle has the sole power to vote and dispose of his own Shares, and, as a manager of the LLC, shares the power to vote and dispose of the Shares held by the LLC with his father, J. Douglas Cagle, and his brother, G.  Douglas Cagle, the other two managers of the LLC.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

J. Douglas Cagle is a U.S. citizen whose business address is 1385 Collier Road, N.W., Atlanta, Georgia  30318.  His primary occupation is Chief Executive Officer of the issuer, Cagle’s, Inc.  In addition to the Shares owned by the LLC, he is the beneficial owner of 1,144,480 shares which he owns personally and over which he has the sole power of voting and disposition.  Furthermore, he is the trustee of the trust which transferred shares to the LLC and units in the LLC to the trust beneficiaries.   The trust no longer beneficially owns any Shares.  During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

G. Douglas Cagle is a U.S. citizen whose business address is 1385 Collier Road, N.W., Atlanta, Georgia  30318.  His primary occupation is Vice President of the issuer, Cagle’s, Inc.  177,876 units of the LLC transferred by the trust as described in Item 3 were transferred to G.  Douglas Cagle as custodian for his minor child.  No consideration was involved.  On the same date as the transfers set out in Item 3, 60,249 units in the LLC which Mr.  Cagle held as custodian for his adult child were transferred into the name of the child, who had reached the age of majority.  No consideration was involved.  In addition to the Shares owned by the LLC, he is the beneficial owner of 336,116 shares which he owns personally and over which he has the sole power of voting and disposition.  During the past five years, he has not been convicted in any criminal proceeding, and has not become subject to any judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activity subject to, federal or state securities law or finding any violation with respect to such laws.

No other transactions in the Common Stock of Cagle’s, Inc.  have been effected by any person named in this Item during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships required to be described pursuant to Item 6.

Item 7.	Material to be Filed as Exhibits.
There is no material required to be filed as an exhibit.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2009
Date
/s/ James David Cagle
Signature
James David Cagle
Name/Title